SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sohu.com Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

83408W103

(CUSIP Number)

Timothy B. Bancroft Goulston & Storrs, P.C. 400 Atlantic Avenue Boston, MA 02110 Tel: (617) 482-1776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP NO.	83408W103	13D	PAGE 2 OF 6 PAGES

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 705,500
	8.	SHARED VOTING POWER 7,028,254
	9.	SOLE DISPOSITIVE POWER 705,500
	10.	SHARED DISPOSITIVE POWER 7,028,254
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,733,754
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.	83408W103	13D	PAGE 3 OF 6 PAGES

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed by Dr. Charles Zhang with the Securities and Exchange Commission on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”). The original Schedule 13D of Dr. Zhang, as amended by Amendment No. 1, is hereinafter referred to as the “Initial Statement.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented as follows:

Dr. Zhang is one of the Directors of Photon Group Limited, a British Virgin Islands corporation (“Photon”), and may be deemed to beneficially own an aggregate of 7,028,254 shares of common stock, par value of $0.001 per share (the “Common Stock”), of the issuer beneficially owned by Photon. Dr. Zhang disclaims beneficial ownership of all such shares. The following are transactions by Photon in shares of the Common Stock that have occurred since the filing of Amendment No. 1:

On May 7, 2008, Photon pledged 1,300,000 shares of the Common Stock to Credit Suisse pursuant to a variable pre-paid forward contract (the “2008 Contract”) maturing May 9, 2011, and reported that pledge as a disposition. In settlement of the 2008 Contract, on May 9, 2011, 1,008,746 shares of the Common Stock were released to Credit Suisse and 291,254 shares of the Common Stock were returned to Photon. In accordance with the 2008 Contract, the price used to determine the number of shares to be returned to Photon and the number of shares to be released to Credit Suisse upon settlement is $99.7150, which is the average market price of the volume weighted average prices for the ten days preceding the maturity date of the 2008 Contract.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

After settlement of the 2008 Contract as reported in Item 3, Dr. Zhang has no plans or proposals with respect to the Common Stock. However, it should be noted that the possible activities of Dr. Zhang are subject to change at any time and from time to time.

CUSIP NO.	83408W103	13D	PAGE 4 OF 6 PAGES

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Dr. Zhang beneficially owns or may be deemed to beneficially own 7,733,754 shares of Common Stock of the Company1.

Percent of Class: 20.2%

The foregoing percentage is calculated based on 38,283,701 shares of the Common Stock outstanding as of March 31, 2011 as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 filed with the SEC on May 9, 2011.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

705,5002 Shares

(ii)	shared power to vote or to direct the vote:

7,028,254 Shares3

(iii)	sole power to dispose or to direct the disposition of:

705,5004 Shares

[1]	Includes (i) 618,062 shares held of record by Dr. Zhang, (ii) 87,438 shares of Common Stock issuable upon the exercise of stock options held by Dr. Zhang that are vested or will vest within 60 days following the date of this Amendment, and (iii) 7,028,254 shares of Common Stock beneficially owned by Photon. Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own such 7,028,254 shares. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such shares. Dr. Zhang disclaims beneficial ownership of such 7,028,254 shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
[2]	Includes (i) 618,062 shares held of record by Dr. Zhang and (ii) 87,438 shares issuable upon the exercise of stock options held by Dr. Zhang that are vested or that will vest within 60 days following the date of this Amendment.
[3]	See Footnote 1
[4]	See Footnote 2.

CUSIP NO.	83408W103	13D	PAGE 5 OF 6 PAGES

(iv)	shared power to dispose or to direct the disposition of:

7,028,254 Shares5

(c)	The following transactions have been effected during the past 60 days:

None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

On May 7, 2008, Photon pledged 1,300,000 shares of the Common Stock to Credit Suisse pursuant to a variable pre-paid forward contract (the “2008 Contract”) maturing May 9, 2011, and reported that pledge as a disposition. In settlement of the 2008 Contract, on May 9, 2011, 1,008,746 shares of the Common Stock were released to Credit Suisse and 291,254 shares of the Common Stock were returned to Photon. In accordance with the 2008 Contract, the price used to determine the number of shares to be returned to Photon and the number of shares to be released to Credit Suisse upon settlement is $99.7150, which is the average market price of the volume weighted average prices for the ten days preceding the maturity date of the 2008 Contract. Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own the 291,254 shares returned to Photon in settlement of the 2008 Contract.

[5]	See Footnote 1

CUSIP NO.	83408W103	13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2011

By:	/s/ Charles Zhang
Name: Dr. Charles Zhang